Ross Law Group, pllc

1430 Broadway, Suite 1804

New York, NY 10018

United States

+1 212 884 9333

www.RossLawGroup.co

December 19, 2023

Mr. Jay Ingram

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Semilux International Ltd.
Registration Statement on Form F-4
Filed on December 1, 2023
File No. 333-275857

Dear Mr. Jay Ingram:

The undersigned, on behalf of Semilux International Ltd. (the “Company”), respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission in response to its letter dated December 14, 2023, relating to the Company’s Registration Statement on Form F-4 filed on December 1, 2023 (the “Registration Statement”). On behalf of the Company, we are concurrently filing an Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. Capitalized terms used herein but not defined herein have the definitions assigned to them in Amendment No. 1.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment including, where applicable, a cross-reference to the location in Amendment No. 1 of changes made in response to the Staff’s comment.

Registration Statement on Form F-4

Unaudited Pro Forma Condensed Consolidated Financial Information

Introduction, page 156

1.	In the third paragraph you state that the “unaudited pro forma condensed combined balance sheet as of September 30, 2023, gives pro forma effect to the Transactions as if they had been consummated as of January 1, 2022, the beginning of the earliest period presented.” Please revise this statement and the related pro forma adjustments, as applicable, to reflect that the pro forma balance sheet as of September 30, 2023 gives pro forma effect to the transactions as if they were consummated on September 30, 2023.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 156 of Amendment No. 1.

Semilux International Ltd.

December 19, 2023

Unaudited Pro Forma Combined Balance Sheet Adjustments, page 161

2.	We refer to footnotes (2) and (3). Please ensure that amounts appearing in your footnotes agree to the corresponding adjustment amounts on the pro forma balance sheet.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 160 and 161 of Amendment No. 1.

3.	We refer to footnote (4). In the last sentence of your description of scenario 2, you refer to $78.36 million to be paid out of the trust account for redemptions. Please remove this sentence or tell us how this statement applies to scenario 2.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 161 of Amendment No. 1.

Company Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Results of Operations Revenue, page 205

4.	It appears that total revenue for the nine months ended September 30, 2023 and September 30, 2022 is NTD 23,168,000 and NTD 80,322,000, respectively. Please revise your table as appropriate.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 205 of Amendment No. 1.

If the Staff has any questions or comments concerning the foregoing, or if it requires any further information, please contact me at gary@rosslawgroup.co or by telephone at (212) 884-9333.

Very truly yours,

ROSS LAW GROUP, PLLC

/s/ Gary J. Ross
Gary J. Ross

cc:	Yung-Peng Chang, Semilux International Ltd.
Francis Chang, Landi Law Firm
Joel Rubinstein, White & Case LLP
Jessica Zhou, White & Case LLP